Exhibit 12.2.a

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Three Months Ended March 31, 2014	Twelve Months Ended March 31, 2014	2013	2012	2011	2010	2009

Earnings, as defined:

Income from continuing operations before income tax expense	$521	$1856	$1,797	$1,703	$1,362	$1,394	$503

Fixed charges included in income	113	413	401	418	361	385	392

Total earnings, as defined	$634	$2,269	$2,198	$2,121	$1,723	$1,779	$895

Fixed charges, as defined:

Interest charges	$109	$399	$388	$404	$346	$368	$376
Rental interest factor	4	14	13	14	15	17	16

Total fixed charges, as defined	$113	$413	$401	$418	$361	$385	$392

Ratio of Earnings to Fixed Charges	5.61	5.49	5.48	5.07	4.77	4.62	2.28